CETERA INVESTMENT SERVICES LLC
(SEC I.D. No. 8-31826)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934 as a Public Document.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31826

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2021__ AND ENDING __12/31/2021__
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Cetera Investment Services LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__400 First St. S. Suite 300__
                                                    (No. and Street)

__St. Cloud__	__MN__	__56302__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Tim Bowman__	__(619) 881-5262__	__Tim.Bowman@cetera.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Deloitte & Touche LLP__
                        (Name – if individual, state last, first, and middle name)

__555 W. 5th Street, Floor 2700__	__Los Angeles__	__CA__	__90013__
(Address)	(City)	(State)	(Zip Code)

__October 20, 2003__	__34__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tim Bowman _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Cetera Investment Services LLC ("the "Company") _____, as of December 31 _____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Timothy Bowman_ 2/25/2022

Title:
Principal Financial Officer

Please See Attached
Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CALIFORNIA JURAT WITH AFFIANT STATEMENT

GOVERNMENT CODE § 8202

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], not Notary)

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_____   _____
Signature of Document Signer No. 1   *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of **San Diego**



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Notary Public - California
San Diego County
Commission # 2342185
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Place Notary Seal and/or Stamp Above

Subscribed and sworn to (or affirmed) before me

on this **25** day of **February**, 20 **22**,
by   *Date*   *Month*   *Year*

(1) **Tim Bowman** _____

(and (2) _____),
                    Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature _____
                    Signature of Notary Public

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Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

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Deloitte & Touche LLP

555 W. 5th Street,
Suite 2700
Los Angeles, CA 90013-1010
USA

Tel: +1 213 688 0800
Fax: +1 213-688 0100

www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Cetera Investment Services LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cetera Investment Services LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte + Touche LLP

February 25, 2022

We have served as the Company's auditor since 2016.

CETERA INVESTMENT SERVICES LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021

ASSETS		
Cash and cash equivalents	$	38,559,410
Cash segregated under federal regulations		68,068,237
Receivable from clearing organizations, brokers and dealers		7,277,811
Receivable from customers		13,820,322
Commissions receivable		18,185,563
Related party receivables		1,109,909
Other receivables		5,266,145
Deferred charges		4,784,697
Intangible assets, net of accumulated amortization of $2,955,402		18,011,144
Investments in fractional shares held by customers		2,407,340
Other assets		8,215,851
Total assets	$	185,706,429
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Payables to clearing organizations, brokers and dealers	$	2,190,242
Payables to customers		60,942,156
Commissions payable		28,645,783
Accrued compensation		4,822,789
Accrued expenses and accounts payable		4,637,107
Deferred revenue		310,092
Repurchase obligation for investments held by customers		2,407,340
Other liabilities		3,803,049
Total liabilities		107,758,558
COMMITMENTS AND CONTINGENCIES (Note 9)		
MEMBER'S EQUITY		77,947,871
Total liabilities and member's equity	$	185,706,429

The accompanying notes are an integral part of this Statement of Financial Condition.

CETERA INVESTMENT SERVICES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021

NOTE 1 - ORGANIZATION AND DESCRIPTION OF THE COMPANY

Cetera Investment Services LLC (the "Company") is a broker-dealer registered under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides brokerage and insurance services to individuals nationally through financial institutions.

The Company is a wholly owned subsidiary of Cetera Financial Group, Inc. ("Cetera Financial") which is a wholly owned subsidiary of Cetera Financial Holdings, Inc. ("Cetera Holdings"). Cetera Holdings is a wholly owned subsidiary of Aretec Group, Inc. ("Aretec"). Aretec is a direct wholly owned subsidiary of GC Two Intermediate Holdings, Inc. which is a wholly owned subsidiary of GC Two Holdings, Inc.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Statement of Financial Condition was prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the Statement of Financial Condition. Accordingly, actual results could differ from those estimates, and these differences could be material.

Reportable Segment

The Company operates exclusively in the United States as one operating segment as it only reports financial information on an aggregate basis to its chief operating decision makers.

Cash and Cash Equivalents

Cash equivalents include highly liquid investments that are readily convertible to known amounts of cash and that are so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

Cash Segregated Under Federal Regulations

The Company segregates cash pursuant to the requirements of Securities and Exchange Commission ("SEC") Rule 15c3-3 for the exclusive benefit of customers.

Receivable from and Payable to Customers

Receivable from and payable to customers include amounts related to cash and margin transactions. Customer cash receivables and payables arise from timing differences in the receipt and disbursement of customer funds. In margin accounts, the Company extends credit to its customers to finance their purchases of securities. Securities owned by customers are held as collateral for margin receivables. Such collateral is not reflected in the Statement of Financial Condition.

Commissions Receivable and Payable

Commissions receivable includes commissions from brokerage, mutual fund and direct private placement transactions, traded but not yet received. Commissions receivable also includes mutual fund and annuity trailers. Commissions payable related to these transactions are recorded based on estimated payout ratios for each product as commission revenue is accrued.

Other Receivables

Other receivables primarily consist of accrued customer account fees, accrued reimbursements and allowances from product sponsors.

Deferred Charges

Deferred charges primarily consist of unamortized conversion and recruiting allowances provided to the Company's financial institution investment programs. The recruiting allowances are typically amortized over the term of the estimated customer useful life of approximately 20 years. Conversion allowances are typically amortized over the term of the program's contracts. As of December 31, 2021, the Company had unamortized deferred charges of $4,784,697. As of December 31, 2021, the weighted average remaining useful life was 4.2 years.

Intangible Assets

The intangible assets that are deemed to have definite lives are amortized over their useful lives, generally from 4 - 20 years. See Note 5 – "Intangible Assets", for additional information.

Definite-lived intangible assets subject to amortization, are reviewed for impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset or asset group to estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset or asset group exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset or asset group exceeds the estimated fair value of the asset or asset group. There was no impairment of definite-lived intangible assets recognized at December 31, 2021.

Investments in Fractional Shares Held by Customers

CIS offers a Dividend Reinvest Program ("DRIP") that allows investors to reinvest cash dividends into additional shares of the underlying stock which may result in fractional shares transferred to client accounts. Fractional shares held by customers do not meet the criteria for derecognition under ASC 860, "Transfers and Servicing", and as such are accounted for as a secured borrowing (repurchase obligation) with the underlying financial assets pledged as collateral. These financial assets are presented as investments in fractional shares held by customers with a corresponding repurchase obligation for investments held by customers on the Statement of Financial Condition. The Company elected fair value option ("FVO") to measure the repurchase obligation. The fair value of these investments is determined by quoted prices in active markets and are classified as Level 1 within the fair value hierarchy.

Securities Owned

Securities owned, and securities sold, not yet purchased are recorded on a trade date basis. Securities owned, and securities sold not yet purchased are stated at fair value. As of December 31, 2021, securities owned of $9,734 are included in other assets. See Note 3 – "Fair Value Measurements" for more information.

Other Assets

Other assets primarily consist of an alternative investment in a privately held equity investment of $3,053,533 which is measured using net asset value. In addition, prepaid expenses of $1,898,887 are included in Other assets.

Deferred Revenue

The Company records deferred revenue when cash payments are received or due in advance of its performance obligation, including amounts which are refundable.

Contract Acquisition Costs

The Company identifies all significant costs to obtain or fulfill a contract with a customer. These costs generally fall within referral costs, financial advisor related costs, and transfer costs incurred by underlying customers of the acquired financial advisor. Transfer costs related to customers are recognized as assets and are amortized over the estimated customer relationship life on a straight-line basis. Referral costs and other financial advisor related costs are recognized as assets and are amortized over the estimated financial advisor relationship life on a straight-line basis. These assets are presented in the deferred charges line of the Company's Statement of Financial Condition. To the extent that these costs are initially estimated and accrued for, adjustments are made based on actual costs incurred.

Recently Issued Accounting Pronouncements

There are no recently issued accounting pronouncements that would materially impact the Company's Statement of Financial Condition and related disclosures.

NOTE 3 - FAIR VALUE MEASUREMENTS

The Company determines fair value based on quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. U.S. GAAP defines three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.

Level 3 - Unobservable inputs that reflect the entity's own assumptions about the data inputs that market participants would use in the pricing of the asset or liability and are consequently not based on market activity.

The determination of where an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is the most significant to the fair value measurement in its entirety.

A review of the fair value hierarchy classification is conducted on an annual basis. Changes in the type of inputs used in determining fair value may result in a reclassification for certain assets. The Company assumes all transfers occur at the beginning of the reporting period in which they occur.

The Company's fair value hierarchy for those assets measured at fair value on a recurring basis by product category as of December 31, 2021 is as follows:

	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents - money market funds	$ 101,518	$ -	$ -	$ 101,518
Investments in fractional shares held by customers	2,407,340	-	-	2,407,340
Securities owned - recorded in Other assets:				
Equity securities	9,734	-	-	9,734
Total securities owned	2,417,074	-	-	2,417,074
Total	$ 2,518,592	$ -	$ -	$ 2,518,592
	Level 1	Level 2	Level 3	Total
Liabilities:				
Repurchase obligation for investments held by customers	$ 2,407,340	$ -	$ -	$ 2,407,340
Total	$ 2,407,340	$ -	$ -	$ 2,407,340

Cash equivalents include money market mutual fund instruments, which are short term in nature with readily determinable values derived from active markets. Publicly traded equity securities with sufficient trading volume are fair valued by management using quoted prices in active markets. Accordingly, these securities are classified within Level 1.

Fair Value of Financial Instruments not Measured at Fair Value

The fair value of cash and cash equivalents and cash segregated under federal and other regulations was estimated to approximate the carrying value and are classified as Level 1 of the fair value hierarchy.

The fair value of receivables from customers, product sponsors, broker and dealers and clearing organizations, and other receivables, accounts payable, payables to customers, broker and dealers and clearing organizations, and other payables was estimated to approximate the carrying value and are classified as Level 2 of the fair value hierarchy due to their short-term nature.

NOTE 4 - RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Receivable from and payable to brokers, dealers and clearing organizations result from the Company's processing of customer transactions and consisted of the following as of December 31, 2021:

Receivables:	
Omnibus account receivable	$ 6,509,680
Fails to deliver	768,131
Total	7,277,811
Payables:	
Clearing organization	$ 481,579
Fails to receive	1,708,663
Total	$ 2,190,242

NOTE 5 – INTANGIBLE ASSETS

The intangible assets that are deemed to have definite lives are amortized over their useful lives. The intangible assets acquired included financial advisor relationships and non-compete agreements. The financial advisor relationships intangible asset represents the value associated with expected future revenue streams to be generated by affiliated investment advisors. The value of the non-compete agreement is based on the expected savings, by avoiding revenue lost to a competitor, due to having the agreement in place. The savings occur over the term of the agreement.

The following tables present the components of intangible assets with definite lives subject to amortization at December 31, 2021:

As of December 31, 2021	Gross Carrying Amount	Accumulated amortization	Net Carrying Amount	Weighted Average Remaining Useful Life (years)
Financial advisor relationship	$ 20,494,193	$ (2,561,774)	$ 17,932,419	17.5
Non-compete agreements	472,354	(393,629)	78,725	0.5
Total	$ 20,966,547	$ (2,955,403)	$ 18,011,144	

The Company amortizes intangible assets with definite lives on a straight-line basis over their useful lives. None of the intangible assets with definite lives are anticipated to have a residual value.

NOTE 6 - EMPLOYEE BENEFIT PLANS

The employees of the Company are covered by a 401(k) defined contribution plan and a health and welfare plan that are administered by Cetera Financial. Subject to eligibility requirements, all employees are eligible to participate. The 401(k) plan features an employer-matching program. The health and welfare plan is a self-insured plan sponsored by Cetera Financial. Costs of the plans are allocated to the Company based on rates determined by Cetera Financial. The Company had no separate employee benefit plans in 2021 and relied on Cetera Financial to cover all eligible employees. All benefits that were paid by Cetera Financial were charged back to the Company for reimbursement.

NOTE 7 - RELATED PARTY TRANSACTIONS

Cetera Financial allocates a portion of its general administrative expenses to the Company based on factors including assets under management, sales volume, number of personnel and producing advisors. In 2021, the Company allocated expenses to its related party, Cetera Investment Advisors LLC ("CIA"), per an expense sharing agreement. Because these transactions and agreements are with affiliates, they might not have been the same as those recorded if the Company were not a wholly owned subsidiary of Cetera Financial.

As of December 31, 2021, there were $1,045,823 of outstanding receivable from Cetera Financial and $57,809 of outstanding receivable from CIA in connection with these services. In addition, the Company had $6,277 outstanding receivable from other affiliates.

The Company provides custodial services for certain customer retirement accounts of two affiliated companies, Cetera Advisors LLC and Cetera Advisor Networks LLC.

Given the credit agreements Aretec has with its lenders, in the event of a default the Company's assets could be used to satisfy Aretec's obligations.

NOTE 8 - OFF BALANCE SHEET RISK

The Company is engaged in various principal and brokerage activities with counterparties primarily including broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty.

In the event a customer fails to satisfy its cash or margin account obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. The Company seeks to control the risk associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and pursuant to such guidelines, requires customers to deposit additional collateral or reduce positions, when necessary.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash in bank deposit accounts, the balances of which, at times, may exceed federally insured limits. Exposure to credit risk is reduced by maintaining the Company's banking relationships with high credit quality financial institutions.

The Company holds securities that can potentially subject the Company to market risk. The amount of potential gain or loss depends on the securities performance and overall market activity. The Company monitors its securities positions on a monthly basis to evaluate its positions and if applicable, may elect to sell all or a portion to limit the loss.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

Service contracts - The Company has contracted for technology processing services. The following table shows the future annual minimum payments due:

	Year Ended December 31
2022	$ 3,900,000
2023	3,900,000
2024	3,900,000
2025	3,900,000
2026	3,997,500
Thereafter	8,297,311
Total	$ 27,894,811

Line of credit - The Company has a $50,000,000 uncommitted collateralized line of credit with a nationally recognized financial institution. The line of credit does not have a stated expiration. There were no outstanding borrowings as of December 31, 2021.

Legal and regulatory proceedings related to business operations - The Company is involved in legal proceedings from time to time arising out of business operations, including arbitrations and lawsuits involving private claimants, subpoenas, investigations and other actions by government authorities and self-regulatory organizations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek indeterminate damages, the Company cannot estimate what the possible loss or range of loss related to such matters will be. The Company recognizes a loss with regard to a legal proceeding when it believes it is probable a loss has occurred, and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, the Company accrues the minimum amount in the range. The Company maintains insurance coverage, including general liability, directors and officers, errors and omissions, excess entity errors and omissions and fidelity bond insurance.

The Company is a registered broker-dealer and, as such, is subject to the continual scrutiny of those who regulate its industry, including FINRA, the United States Securities and Exchange Commission ("SEC"), and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to correct such asserted violations. In certain circumstances, and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines.

Defense costs related to legal and regulatory proceedings are expensed as incurred and classified as other expenses within the Statement of Income. When there is indemnification or insurance, the Company may engage in defense or settlement and subsequently seek reimbursement for such matters.

NOTE 10 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. The Company computes its net capital pursuant to the alternative method provided for in the Rule 15c3-1, which requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items.

At December 31, 2021, the Company had net capital of $34,716,523, which was $34,404,059 in excess of required net capital of $312,464.

NOTE 11 - SUBSEQUENT EVENTS

The Company has evaluated activity through the date the Statement of Financial Condition was issued and concluded that no subsequent events have occurred that would require recognition or disclosure in the Statement of Financial Condition, except as noted below.

On February 7, 2022, CIS, CIA and Hancock Whitney Bank ("Financial Institution") entered into a full service networking agreement enabling CIS and CIA to conduct full service brokerage services and investment advisory activities, respectively, at branch offices or through referrals from the Financial Institution. The agreement is expected to increase CIS' retail customer base.

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